Mail Stop 3561

      October 20, 2005

Mr. Clinton H. Howard
Chief Executive Officer
Royal BodyCare, Inc.
2301 Crown Court
Irving, Texas 75038

	Re:	Royal BodyCare, Inc.
      Form 10-K for the Year Ended December 31, 2004
		Filed March 31, 2005
      Form 10-Q for the Quarter Ended June 30, 2005
      Filed August 12, 2005
      File No. 0-50417

Dear Mr. Howard:

		We have reviewed your response dated August 16, 2005 to our comment letter dated August 4, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2004

General

1. We note your response to comments 2 and 3 in our letter dated August 4, 2005. Please file an amendment that includes your proposed revision to disclosure controls and procedures on page 20 and the signatures required by paragraph 2(a) of General Instruction D to Form 10-K.

Consolidated Statements of Operations, page F-4

2. We note your response to comment 4 in our letter dated August
4,
2005. We believe that the losses you described should be classified as components of operating income (loss). Please revise your filing accordingly.


Note Q - Related Party Transactions, page F-25

3. We note your response to comment 5 in our letter dated August
4,
2005. Please explain to us how your accounting treatment of the split dollar life insurance arrangement prior to the cancellation of collateral assignment agreement and transfer of the policy complies with the guidance contained in FTB 85-4. In doing so, please tell us:
* the provisions contained in the collateral assignment agreement that provided for the realization of premiums paid and/or cash surrender value upon the termination of Mr. Howard`s employment prior to his death or maturity of the policy;
* whether you entered into any other agreement with Mr. Howard that provided for the recovery of premiums paid in excess of cash surrender value; and
* your justification in GAAP for not recognizing premiums paid as an expense to the extent premiums exceeded the change in cash surrender or contract value or the discounted present value thereof.

Form 10-Q for the Quarter Ended June 30, 2005

Financial Statements
Notes to Condensed Consolidated Financial Statements, page 7
Note J - Earnings Per Share, page 14

4. You disclose that the conversion of the convertible notes would have an anti-dilutive effect on diluted earnings per share for the quarters ended June 30, 2005 and 2004 and excluded from the computation. Therefore, we assume that the assumed conversion of the convertible notes is reflected in the computation of diluted earnings per share for the six months ended June 30, 2005 and 2004. If so, the reconciliation of the denominators of diluted per-share computations should include the individual share amount effects of dilutive stock options and convertible debt. You should also include a reconciliation of the numerators that include the individual income effects of the convertible debt. In future filings, please revise your disclosure to include the individual income and share amount effects of all securities that affect earnings per share or clarify your disclosure about securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for all periods presented.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Bill Thompson at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

	Sincerely,



								William Choi
								Accounting Branch Chief

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Clinton H. Howard
Royal BodyCare, Inc.
October 20, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE